SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ISSUES STATEMENT ON SEC AND NYAG
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                                ACTIONS
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FOR IMMEDIATE RELEASE

Contact:      Douglas Kidd
              (404) 479-2922
              Doug_Kidd@amvescap.com

                AMVESCAP ISSUES STATEMENT ON SEC AND NYAG ACTIONS

London, November 24, 2003 --

AMVESCAP PLC is the parent company of INVESCO Funds Group (IFG), a Denver based manager of retail mutual funds. IFG has, like many other fund companies, received detailed requests for information on shareholder trading activities from the United States Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG), among other regulators. IFG is cooperating fully with these regulators and at the same time is conducting an internal review of these issues, which is ongoing. Based on this review, we continue to believe that the actions taken by our Funds have been consistent at all times with the best interests of Fund shareholders.

IFG has been advised by the staff of the SEC and of the NYAG of their intentions to recommend civil enforcement actions against IFG based on "market timing" activities by certain investors in its mutual fund shares. Under the SEC's procedures, IFG has an opportunity (so-called Wells submission) to present its views in support of its position that such action is unwarranted. IFG intends to respond with a brief that contains facts, information on industry practices, and public policy considerations that demonstrate compliance with its prospectuses, legal obligations, and most importantly, its fiduciary duty to clients.

IFG has never knowingly permitted late trading in fund shares and supports actions that can be taken to strengthen protection of funds against late trading by intermediaries. Furthermore, IFG has policies in place to prevent the inappropriate distribution of confidential information regarding fund portfolio holdings. IFG also has policies in place designed to detect harmful personal trading by portfolio managers and senior management. Our internal review has found that these policies have been effective.

Asset allocation strategies, which result in market timing, have been a very complicated issue for the mutual fund industry to manage for some time. IFG, like many fund companies, recognized the challenge of supporting the legitimate investment style of asset allocation while preventing short-term trading where it could be harmful. The collective judgment of IFG's management was that Fund shareholders' best interests were served by trying to monitor all investors utilizing investment models calling for frequent asset allocation, rather than remaining vulnerable to uncontrolled short-term

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traders who would go in and out of the funds when they chose,  in dollar amounts they chose, and at a frequency and velocity they chose, all with the potential harm that such uncontrolled trading could cause.

To accomplish this IFG determined it could better control certain asset allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities. This was done after consultation with investment professionals and included restrictions and limitations designed to protect the Funds and their shareholders.

IFG's Fund prospectuses include guideline limits on the number of exchanges Fund shareholders may make. These guidelines were constantly monitored. Where exceptions were made for legitimate asset allocation strategies, restrictions, consistent with our overall policies designed to protect the Funds from harmful activity, were imposed. These restrictions included limitations on the dollar amount and frequency of exchanges, restrictions on the Funds in which exchanges could be made, restrictions on when exchanges could be made, and reservation of the right to reject any exchange. In addition, it was IFG's practice to have these exceptions reviewed by the investment department.

Any investor subject to restricted trading capacity who violated those restrictions was further reduced in scope or quickly terminated. During the last 12 months, IFG has terminated trading privileges for clients representing over $500 million in assets.

These limitations and restrictions were adjusted whenever IFG thought it necessary to protect the Funds and their shareholders in light of changing market conditions, investment strategies, or the portfolio manager's reassessment of what could be appropriately handled. In applying these standards, there was never a requirement that any investor maintain other investments in exchange for additional trading capacity.

These industry-wide issues have yet to be resolved by regulators, and both the SEC and the fund industry continue to study the feasibility of new regulations that will further clarify this important topic. Meanwhile, IFG has terminated all such arrangements.

AMVESCAP is committed to taking all prudent steps both on its own and as part of an industry-wide effort to remedy the issues that stem from short-term trading transactions of mutual fund shares. For many years, AMVESCAP has worked hard to earn and maintain the confidence and trust of millions of Fund shareholders. AMVESCAP pledges to maintain that trust by continuing to conduct its business in accordance with the highest legal and ethical standards.

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ABOUT AMVESCAP

AMVESCAP PLC is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the Atlantic Trust, AIM, and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. AMVESCAP had $345 billion in assets under management as of September 30, 2003. The company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol `AVZ'. For more information, please visit www.amvescap.com.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 24 November, 2003                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary